September 24, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, DC 20549-3720

Attention:	Amanda Ravitz

Heather Percival

Caleb French

Eric Atallah

Kevin Kuhar

Re:	Ra Medical Systems, Inc.

Registration Statement on Form S-1

File No. 333-226191

Acceleration Request

Requested Date:    September 26, 2018

Requested Time:   4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and Rule 12d1-2 of the Securities Exchange Act of 1934, as amended, Ra Medical Systems, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-226191) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Martin J. Waters at (858) 350-2308.

* * * *

Sincerely,
Ra Medical Systems, Inc.

/s/ Dean Irwin

Dean Irwin
Chief Executive Officer

cc:	Andrew Jackson, Ra Medical Systems, Inc.

Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.

Zachary B. Myers, Wilson Sonsini Goodrich & Rosati, P.C.

Joshua A. Kaufman, Cooley LLP

Donald Shum, Cooley LLP

Bruce Rucks, Deloitte & Touche LLP